# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suncrete, Inc., CIK 0002094433
CUSIP: 86723E104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 521 E. 2nd Street, Suite 1000, Tulsa, Oklahoma (OK), 74120
Date of event which requires filing of this statement: 10/20/2026
Filed by CIK 0001739424
Persons authorized to receive notices and communications: Ned N. Fleming, III, 5420 LBJ Freeway, Suite 950, Dallas, Texas (TX), 75240, (972) 663-8900

## Reporting persons
- SunTx Capital Management Corp. (CIK 0001739424): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 12,283,739; sole dispositive power 0; shared dispositive power 12,283,739; aggregate amount beneficially owned 12,283,739 (19% of the class)
  Comment: In reference to Items 8, 10 and 11, represents (i) 12,276,406 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Suncrete Inc. (the "Issuer") issuable upon the conversion of shares of Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Common Stock") directly held by Dothan Concrete Investors, LLC ("Dothan Concrete Investors") and (ii) 7,333 shares of Class A Common Stock issuable upon the exercise of private placement warrants ("Private Warrants") directly held by SunTx Capital Management Corp. ("SunTx Capital Management").
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 12,283,739 shares of Class A Common Stock issuable upon the conversion or exercise of Class B Common Stock or Private Warrants by Dothan Concrete Investors and SunTx Capital Management, respectively.
- Ned N. Fleming, III (CIK 0001707712): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 144,000; shared voting power 19,302,482; sole dispositive power 0; shared dispositive power 19,302,482; aggregate amount beneficially owned 19,446,482 (27.1% of the class)
  Comment: In reference to Item 7, represents 144,000 restricted shares of Class B Common Stock directly held by Mr. Fleming that were granted under the Suncrete, Inc. 2026 Omnibus Incentive Plan, as to which Mr. Fleming has sole voting power under the terms of the applicable award agreement. Such shares are subject to time-based vesting criteria and vest, provided that Mr. Fleming is providing services to the Issuer through each such date, as to 96,000 shares on April 20, 2028 and as to 48,000 shares on April 20, 2029.
  
  In reference to Items 8 and 10 represents (i) 12,276,406 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors, (ii) 3,533,336 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent GP, LP ("Dothan Independent"), (iii) 265,865 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by Dothan Independent, (iv) 1,378,181 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by SunTx Capital Partners III, LP ("SunTx Partners III"), (v) 1,111,117 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Malachi Holdings Limited Partnership, a limited partnership controlled by Mr. Fleming ("Malachi Holdings"), (vi) 707,928 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by the Ned N. Fleming III Legacy Trust, a trust of which Mr. Fleming is the sole trustee and sole beneficiary (the "Legacy Trust"), (vii) 22,316 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by the Legacy Trust and (viii) 7,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by SunTx Capital Management.
  
  In reference to Item 11, represents the foregoing securities together with the 144,000 restricted shares of Class B Common Stock directly held by Mr. Fleming described above.
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 19,302,482 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by certain of the Reporting Persons (as defined herein).
- Dothan Independent GP, LP (CIK 0002116082): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,799,201; sole dispositive power 0; shared dispositive power 3,799,201; aggregate amount beneficially owned 3,799,201 (6.8% of the class)
  Comment: In reference to Items 8, 10 and 11, represents (i) 3,533,336 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent and (ii) 265,865 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by Dothan Independent.
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 3,799,201 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by Dothan Independent.
- Dothan Sponsor, LLC (CIK 0002127365): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,799,201; sole dispositive power 0; shared dispositive power 3,799,201; aggregate amount beneficially owned 3,799,201 (6.8% of the class)
  Comment: In reference to Items 8, 10 and 11, represents (i) 3,533,336 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent and (ii) 265,865 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by Dothan Independent.
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 3,799,201 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by Dothan Independent.
- Dothan Concrete Investors, LLC (CIK 0002116570): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 12,276,406; sole dispositive power 0; shared dispositive power 12,276,406; aggregate amount beneficially owned 12,276,406 (19% of the class)
  Comment: With respect to Items 8, 10 and 11, represents shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors.
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 12,276,406 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by Dothan Concrete Investors.
- Dothan Concrete Manager, LLC (CIK 0002127185): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 12,276,406; sole dispositive power 0; shared dispositive power 12,276,406; aggregate amount beneficially owned 12,276,406 (19% of the class)
  Comment: In reference to Items 8, 10 and 11, represents shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors.
  
  In reference to Item 13, based on (a) 52,264,257 shares of Class A Common Stock outstanding as of October 20, 2026 and (b) an aggregate of 12,276,406 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by Dothan Concrete Investors.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Suncrete, Inc.
Address of issuer's principal executive offices: 521 E. 2nd Street, Suite 1000, Tulsa, Oklahoma (OK), 74120
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to shares of Class A Common Stock, Class B Common Stock and Private Warrants of Suncrete, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the Schedule 13D, as previously amended (as amended, the "Schedule 13D"), filed jointly with the Securities and Exchange Commission ("SEC") by and on behalf of each of (i) SunTx Capital Management Corp., (ii) Ned N. Fleming, III, (iii) Dothan Independent GP, LP, (iv) Dothan Sponsor, LLC, (v) Dothan Concrete Investors, LLC and (vi) Dothan Concrete Manager, LLC (collectively, the "Reporting Persons") by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"On April 20, 2026, the board of directors of the Issuer (the "Board") granted Mr. Fleming 144,000 under the Suncrete, Inc. 2026 Omnibus Incentive Plan (the "2026 Plan") as compensation for his service on the Board. The shares of restricted stock vest (i) two-thirds on the second anniversary of the date of grant and (ii) one-third on the third anniversary of the date of grant, subject to Mr. Fleming's continued service with the Issuer through the applicable vesting date.

On October 20, 2026, (i) Dothan Concrete distributed (the "Dothan Concrete Distribution") 6,138,203 shares of Class B Common Stock to its members on a pro rata basis for no consideration and (ii) Dothan Independent distributed (the "Dothan Independent Distribution") (x) 2,954,019 shares of Class B Common Stock and (y) Private Placement Warrants to purchase up to 132,935 shares of Class A Common Stock, in each case to its limited partners on a pro rata basis for no consideration. In the Dothan Concrete Distribution, (i) Dothan Independent received 1,187,355 shares of Class B Common Stock and (ii) SunTx Partners III received 1,378,181 shares of Class B Common Stock. In the Dothan Independent Distribution, (i) Malachi Holdings received 1,111,117 shares of Class B Common Stock, (ii) Legacy Trust received 707,928 shares of Class B Common Stock and 22,316 Private Warrants and (iii) SunTx Capital Management received 7,333 Private Warrants."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"The Information set forth in Item 3 and 6 of this Amendment is incorporated by reference into this Item 4."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D."
Number of shares as to which each person has sole or shared power to vote or dispose:
The Number of Shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The information provided or incorporated by reference in Item 6 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6."

## Signatures
- SunTx Capital Management Corp.: /s/ Ned N. Fleming, III, Ned N. Fleming, III, Director (10/22/2026)
- Ned N. Fleming, III: /s/ Ned N. Fleming, III, Ned N. Fleming, III (10/22/2026)
- Dothan Independent GP, LP: /s/ Ned N. Fleming, III, By: Dothan Sponsor, LLC, its general partner, Name: /s/ Ned N. Fleming, III, Manager (10/22/2026)
- Dothan Sponsor, LLC: /s/ Ned N. Fleming, III, Ned N. Fleming, III, Manager (10/22/2026)
- Dothan Concrete Investors, LLC: /s/ Ned N. Fleming, III, By: Dothan Concrete Manager, LLC, its manager, By: SunTx Capital Management Corp., its manager, Name: /s/ Ned N. Fleming, III, Director (10/22/2026)
- Dothan Concrete Manager, LLC: /s/ Ned N. Fleming, III, By: SunTx Capital Management Corp., its manager, Name: /s/ Ned N. Fleming, III, Director (10/22/2026)